Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	2010	2011	(a)	2012	2013	2014
Earnings available for fixed charges, as defined:
Net income	$368,702	$290,227		$419,950	$398,523	$393,676
Tax expense based on income	199,085	160,085		251,736	241,657	228,480
Fixed charges (b)	242,590	237,120		241,529	229,720	232,293
Earnings available for fixed charges, as defined	$810,377	$687,432		$913,215	$869,900	$854,449
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$235,277	$227,165		$231,679	$218,725	$220,648
Estimated interest cost within rental expense	3,689	3,608		3,445	3,534	4,806
Amortization of net debt premium, discount, and expenses	3,624	6,347		6,405	7,461	6,839
Total fixed charges, as defined	$242,590	$237,120		$241,529	$229,720	$232,293
Ratio of earnings to fixed charges	3.34	2.90		3.78	3.79	3.68
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$4,716	$3,420		$3,420	$3,420	$3,420
Adjustment to pretax basis	2,546	1,887		2,050	2,074	1,985
	$7,262	$5,307		$5,470	$5,494	$5,405

Combined fixed charges and preferred stock dividend requirements	$249,852	$242,427		$246,999	$235,214	$237,698
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.24	2.84		3.70	3.70	3.59

(a)	Includes regulatory disallowance associated with the Taum Sauk incident of $89 million recorded for the year ended December 31, 2011.

(b)	Includes net interest related to uncertain tax positions.